Exhibit 99.1

Viomi Technology Co., Ltd Reports Third Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, November 23, 2022 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial and Operating Highlights

•	Net revenues reached RMB685.8 million (US$96.4 million), compared to RMB1,056.5 million for the third quarter of 2021.
•	Gross margin was 19.8%.
•

Number of cumulative household users reached approximately 7.4 million, compared to approximately 7.2 million as of the end of the second quarter of 2022 and approximately 6.3 million as of the end of the third quarter of 2021.

•	Percentage of household users with at least two connected products reached 22.3%, compared to 22.0% as of the end of the second quarter of 2022 and 21.1% as of the end of the third quarter of 2021.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “In the third quarter of 2022, the resurgence of COVID-19 pandemic in China led to increased uncertainties in various means in the macro environment. As a result, the overall market demand remained weak, and our total revenue came in below our expectations. However, despite external challenges, we have made good progress in product innovation, brand promotion and channel expansion over the past few months. Underpinned by our effective, long-term brand and product development strategy, we continued to strengthen our ‘trending technology’ brand positioning.”

“In terms of product innovation and technological development, we held our inaugural annual Scientific and Technological Meeting in August, where we generously rewarded our technological innovation teams and individuals in order to stimulate ongoing R&D innovation. Also, we hosted ‘AI: Helpful 2.0,’ our autumn online software launch event on October 25th, which focused on our software upgrades and product iteration across four dimensions, including health care, energy conservation and environmental protection, active intelligence, and natural interaction, further improving our one-stop IoT home solutions from the software side. At the same time, on the hardware side, we launched a series of new smart home appliances, including Alpha, our AI range hood with AI smart eye suction; Master Pro, our 1200G Quanxian AI water purifier with integrated heat purification; Alpha 3 Pro, our AI sweeping robot equipped with an all-purpose base station; and Super 2 Max, our AI gas water heater with intelligent temperature control. In the category of smart home products, we introduced Super 2 AI smart door locks with an ultra-wide-angle digital peephole. These new products achieved good results and have received broad consumer recognition in their pre-sale and crowdfunding stages. By deeply integrating our software and hardware, we provide richer home use scenarios and more intelligent user experiences, empowering more users to enjoy the convenience and ease of IoT home solutions.”

“On the branding side, in addition to our ongoing elevator and print ad campaigns, we jointly launched a video interview program with Langchao Studio and Gongmao Home Appliances. In this program, we dove deeper into the topic of ‘how the IoT home solution is reshaping the future home of Chinese people’ with Zhang Quanling, senior media specialist and investor, and Li Feng, Chairman of Gongmao Home Appliances. In the interview, ‘Asking about the Whole-Home Intelligence,’ we responded to senior media specialist, Yi Lijing’s questions about smart home development with in-depth information on our one-stop IoT home solution and our four capabilities, four services approach to the smart home. With smart home appliances and smart home products covering all scenarios, we believe more people would now choose to live in smart homes. Given the continuous expansion of the customer base for whole-home intelligence, the industry is approaching an inflection point, and Viomi has taken the lead by completing the hardware and software integration and upgrade necessary to create a truly smart home. We believe our communications with consumers and our explorations of the future of smartification will encourage more consumers to become smart home users.”

“Furthermore, we continued to execute our ‘larger store, better merchant’ channel strategy in the third quarter and opened additional Viomi 4S flagship stores encompassing over 200 to 400 square meters in provinces including Hebei, Anhui, Hubei, and Fujian, among others. Meanwhile, the sales volume of our bundled home solutions increased steadily. With various solution options and prices to meet consumers’ demand, our offline merchants signed whole-home solution orders ranging from tens of thousands to hundreds of thousands of RMB with customers in Hunan, Guangdong, Ningxia and other areas during this quarter. As to our overseas business, in September, we showcased a number of our new products at IFA 2022 in Berlin, marking our first appearance at one of the world’s most significant technology marketplaces for the consumer and electronic industries. We were pleased to receive positive feedback from the European market, helping us to further enrich our overseas product category offerings.”

Mr. Chen concluded, “The uncertain economic environment continued to weigh on our sales during the third quarter. Going forward, we will concentrate on the following three aspects of operation optimization: (i) continuously refine our operational structure and implement disciplined cost control measures; (ii) expand channels and add premium offline merchants while rolling out more product categories in overseas markets; (iii) adhere to our solid development strategy with adequate funding reserves to support our operations. We have already significantly streamlined the number of SKUs and our operational optimization efforts have begun to bear fruit. Moving forward, we will continue to optimize our product portfolio, improve operation efficiency and enhance brand strength to bring long-term value to our users and shareholders.”

Third Quarter 2022 Financial Results

REVENUE

Net revenues were RMB685.8 million (US$96.4 million), compared to RMB1,056.5 million for the third quarter of 2021. Net revenues were below the Company’s previous guidance. The decline was mainly due to the ongoing product portfolio adjustments in some categories, as well as overall weakened consumer spending.

-	IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 41.6% to RMB376.0 million (US$52.9 million) from RMB643.5 million for the third quarter of 2021. The decline was primarily due to the SKU adjustments for some categories, as well as the complete cutoff of sales of Xiaomi-branded sweeper robots.

-

Home water solutions. Revenues from home water solutions decreased by 23.6% to RMB119.9 million (US$16.9 million) from RMB157.0 million for the third quarter of 2021. The decline was primarily due to the decreased demand for water purifiers.

-

Consumables. Revenues from consumables decreased by 11.8% to RMB70.2 million (US$9.9 million) from RMB79.6 million for the third quarter of 2021, which was in line with the decreased demand for water purifiers.

-

Small appliances and others. Revenues from small appliances and others decreased by 32.2% to RMB119.7 million (US$16.8 million) from RMB176.5 million for the third quarter of 2021, primarily due to the product portfolio adjustment within this category.

GROSS PROFIT

Gross profit was RMB135.9 million (US$19.1 million), compared to RMB239.7 million for the third quarter of 2021. Gross margin was 19.8%, compared to 22.7% for the third quarter of 2021, the decline was primarily due to the temporary increase in the proportion of revenue from products categories with relatively low gross margins.

OPERATING EXPENSES

Total operating expenses decreased by 16.5% to RMB242.5 million (US$34.1 million) from RMB290.3 million for the third quarter of 2021, primarily due to the year-over-year decrease in selling and marketing expenses.

Research and development expenses decreased by 19.1% to RMB66.5 million (US$9.4 million) from RMB82.2 million for the third quarter of 2021, mainly due to the reduced expenses in product development, as well as the decrease in research and development experts and related salaries and expenses.

Selling and marketing expenses decreased by 22.0% to RMB143.1 million (US$20.1 million) from RMB183.4 million for the third quarter of 2021, mainly due to the decrease in sales related expenses and personnel costs.

General and administrative expenses increased by 33.0% to RMB32.9 million (US$4.6 million), compared to RMB24.7 million for the third quarter of 2021, primarily due to the increase in the estimated allowance for accounts and notes receivables recognized in the current period.

LOSS FROM OPERATIONS

Loss from operations was RMB97.2 million (US$13.7 million), compared to loss from operations of RMB38.7 million for the third quarter of 2021.

Non-GAAP operating loss1 was RMB96.4 million (US$13.6 million), compared to non-GAAP operating loss of RMB31.6 million for the third quarter of 2021.

NET LOSS

Net loss attributable to ordinary shareholders of the Company was RMB79.6 million (US$11.2 million), compared to net loss attributable to ordinary shareholders of the Company of RMB29.3 million for the third quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of the Company2 was RMB78.7 million (US$11.1 million), compared to non-GAAP net loss attributable to ordinary shareholders of the Company of RMB22.2 million for the third quarter of 2021.

BALANCE SHEET

As of September 30, 2022, the Company had cash and cash equivalents of RMB760.1 million (US$106.9 million), restricted cash of RMB65.0 million (US$9.1 million), short-term deposits of RMB83.7 million (US$11.8 million) and short-term investments of RMB259.5 million (US$36.5 million), compared to RMB587.0 million, RMB35.8 million, nil and RMB828.9 million, respectively, as of December 31, 2021.

Conference Call

The Company’s management will host a conference call at 7:30 a.m. Eastern Time on Wednesday, November 23, 2022 (8:30 p.m. Beijing/Hong Kong time on November 23, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852 3018-4992
Mainland China (toll free):	400-120-1203
Conference ID:	1605945

A telephone replay will be available one hour after the call until November 30, 2022 by dialing:

[1]

“Non-GAAP operating loss” is defined as loss from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

[2]

“Non-GAAP net loss attributable to ordinary shareholders of the Company” is defined as net loss attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	1605945

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of the Company, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders of the Company is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate for September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for September 30, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	586,955	760,145	106,859
Restricted cash	35,831	64,980	9,135
Short-term deposits	-	83,678	11,763
Short-term investments	828,867	259,524	36,483
Accounts and notes receivable from third parties (net of allowance of RMB34,385 and RMB58,269, as of December 31, 2021 and September 30, 2022, respectively)	302,336	307,917	43,286
Accounts receivable from a related party (net of allowance of RMB368 and RMB201 as of December 31, 2021 and September 30, 2022, respectively)	320,939	222,887	31,333
Other receivables from related parties (net of allowance of RMB104 and RMB18 as of December 31, 2021 and September 30, 2022, respectively)	88,367	20,103	2,826
Inventories	576,351	604,322	84,956
Prepaid expenses and other current assets	156,127	183,339	25,773
Long-term deposits-current portion	50,000	-	-

Total current assets	2,945,773	2,506,895	352,414

Non-current assets
Prepaid expenses and other non-current assets	27,321	30,656	4,310
Property, plant and equipment, net	145,993	212,047	29,809
Deferred tax assets	35,304	68,393	9,615
Intangible assets, net	12,176	14,285	2,008
Right-of-use assets, net	18,425	16,568	2,329
Land use rights, net	61,722	60,767	8,542
Long-term deposits-non-current portion	30,000	30,000	4,217

Total non-current assets	330,941	432,716	60,830

Total assets	3,276,714	2,939,611	413,244

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,069,108	838,995	117,944
Advances from customers	99,632	109,259	15,359
Amount due to related parties	5,415	5,847	822
Accrued expenses and other liabilities	365,718	288,803	40,600
Income tax payables	43,343	21,613	3,038
Lease liabilities due within one year	11,312	11,816	1,661
Long-term borrowing due within one year	-	7,928	1,115
Total current liabilities	1,594,528	1,284,261	180,539

Non-current liabilities
Accrued expenses and other liabilities	7,558	8,799	1,236
Long-term borrowing	16,105	97,779	13,746
Lease liabilities	7,596	7,592	1,067
Total non-current liabilities	31,259	114,170	16,049

Total liabilities	1,625,787	1,398,431	196,588

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 105,516,779 and 105,104,786 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,214,547 and 102,854,550 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	6	6	1
Treasury stock	(66,668)	(73,365)	(10,313)
Additional paid-in capital	1,337,281	1,352,289	190,102
Retained earnings	449,900	280,731	39,465
Accumulated other comprehensive loss	(73,120)	(15,926)	(2,240)

Total equity attributable to shareholders of the Company	1,647,405	1,543,741	217,016

Non-controlling interests	3,522	(2,561)	(360)

Total shareholders’ equity	1,650,927	1,541,180	216,656

Total liabilities and shareholders’ equity	3,276,714	2,939,611	413,244

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	427,307	265,028	37,257	1,746,051	888,784	124,943
Third parties	629,219	420,795	59,154	2,224,971	1,433,398	201,504
Total net revenues	1,056,526	685,823	96,411	3,971,022	2,322,182	326,447

Cost of revenues	(816,797)	(549,896)	(77,303)	(3,114,440)	(1,794,757)	(252,303)

Gross profit	239,729	135,927	19,108	856,582	527,425	74,144

Operating expenses
Research and development expenses	(82,201)	(66,527)	(9,352)	(213,990)	(225,393)	(31,685)
Selling and marketing expenses	(183,364)	(143,081)	(20,114)	(536,165)	(463,730)	(65,190)
General and administrative expenses	(24,716)	(32,877)	(4,622)	(69,690)	(72,753)	(10,227)

Total operating expenses	(290,281)	(242,485)	(34,088)	(819,845)	(761,876)	(107,102)

Other income, net	11,896	9,400	1,321	18,860	16,422	2,309

(Loss) income from operations	(38,656)	(97,158)	(13,659)	55,597	(218,029)	(30,649)

Interest income and short-term investment income, net	2,769	1,086	153	18,147	8,323	1,170
Other non-operating income	549	632	89	780	1,831	257

(Loss) income before income tax expenses	(35,338)	(95,440)	(13,417)	74,524	(207,875)	(29,222)

Income tax credits (expenses)	6,191	14,271	2,006	(7,878)	32,620	4,586

Net (loss) income	(29,147)	(81,169)	(11,411)	66,646	(175,255)	(24,636)

Less: Net income (loss) attributable to the non-controlling interest shareholders	116	(1,598)	(225)	721	(6,083)	(855)

Net (loss) income attributable to ordinary shareholders of the Company	(29,263)	(79,571)	(11,186)	65,925	(169,172)	(23,781)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$

Net (loss) income attributable to ordinary shareholders of the Company	(29,263)	(79,571)	(11,186)	65,925	(169,172)	(23,781)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	989	31,651	4,449	(4,788)	57,193	8,040

Total comprehensive (loss) income attributable to ordinary shareholders of the Company	(28,274)	(47,920)	(6,737)	61,137	(111,979)	(15,741)

Net (loss) income per ADS*
-Basic	(0.42)	(1.15)	(0.16)	0.94	(2.43)	(0.34)
-Diluted	(0.42)	(1.15)	(0.16)	0.91	(2.43)	(0.34)

Weighted average number of ADS used in calculating net income per ADS
-Basic	70,157,419	69,315,182	69,315,182	69,764,294	69,503,202	69,503,202
-Diluted	70,157,419	69,315,182	69,315,182	72,220,572	69,503,202	69,503,202

Net (loss) income per share attributable to ordinary shareholders of the Company
-Basic	(0.14)	(0.38)	(0.05)	0.31	(0.81)	(0.11)
-Diluted	(0.14)	(0.38)	(0.05)	0.30	(0.81)	(0.11)

Weighted average number of ordinary shares used in calculating net income per share
-Basic	210,472,257	207,945,547	207,945,547	209,292,882	208,509,606	208,509,606
-Diluted	210,472,257	207,945,547	207,945,547	216,661,717	208,509,606	208,509,606

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$

General and administrative expenses	2,584	722	101	6,990	4,312	606
Research and development expenses	6,682	328	46	24,630	9,632	1,354
Selling and marketing expenses	(2,219)	(251)	(35)	5,005	829	117

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$	RMB	RMB	US$

(Loss) income from operations	(38,656)	(97,158)	(13,659)	55,597	(218,029)	(30,649)
Share-based compensation expenses	7,047	799	112	36,625	14,773	2,077

Non-GAAP operating (loss) income	(31,609)	(96,359)	(13,547)	92,222	(203,256)	(28,572)

Net (loss) income	(29,147)	(81,169)	(11,411)	66,646	(175,255)	(24,636)
Share-based compensation expenses	7,047	799	112	36,625	14,773	2,077

Non-GAAP net (loss) income	(22,100)	(80,370)	(11,299)	103,271	(160,482)	(22,559)

Net (loss) income attributable to ordinary shareholders of the Company	(29,263)	(79,571)	(11,186)	65,925	(169,172)	(23,781)
Share-based compensation expenses	7,047	799	112	36,625	14,773	2,077

Non-GAAP net (loss) income attributable to ordinary shareholders of the Company	(22,216)	(78,772)	(11,074)	102,550	(154,399)	(21,704)

Non-GAAP net (loss) income per ADS
-Basic	(0.32)	(1.14)	(0.16)	1.47	(2.22)	(0.31)
-Diluted	(0.32)	(1.14)	(0.16)	1.42	(2.22)	(0.31)

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	70,157,419	69,315,182	69,315,182	69,764,294	69,503,202	69,503,202
-Diluted	70,157,419	69,315,182	69,315,182	72,220,572	69,503,202	69,503,202

Non-GAAP net loss (income) per ordinary share
-Basic
-Diluted	(0.11)	(0.38)	(0.05)	0.49	(0.74)	(0.10)
	(0.11)	(0.38)	(0.05)	0.47	(0.74)	(0.10)
Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	210,472,257	207,945,547	207,945,547	209,292,882	208,509,606	208,509,606
-Diluted	210,472,257	207,945,547	207,945,547	216,661,717	208,509,606	208,509,606

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.